UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

March 2005

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole 92078 Paris La Défense Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: Total Sinochem
EX-99.2: Notice to NYSE
EX-99.3: Exploration in Cameroon
EX-99.4: UK North Sea
EX-99.5: India: Inauguration Hazira
EX-99.6: Impact of IFRS accounting standards
EX-99.7: Notice of Meeting of Shareholders

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: April 26th, 2005	By:	/s/ Charles Paris de Bollardière
		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1: Chinese Authorities Approve Total Sinochem Joint Venture (March 25, 2005).

•	EXHIBIT 99.2: Notice of Repurchase of Ordinary Shares of Total (April 4, 2005).

•	EXHIBIT 99.3: Total Awarded New Offshore Exploration Block in Cameroon (April 4, 2005).

•	EXHIBIT 99.4: UK North Sea : Forvie North Obtains Field Development Consent (April 7, 2005).

•	EXHIBIT 99.5: India : Inauguration of the Hazira LNG Re-gasification terminal (April 21, 2005).

•	EXHIBIT 99.6: Impact of IFRS accounting standards (April 2005).

•	EXHIBIT 99.7: Notice of Meeting of Shareholders of May 17, 2005.